Exhibit 99.1

560701 PRESS RELEASE

STOCK FRACTION FINAL DIVIDEND 2004 AEGON N.V. DETERMINED AT 1/45

The Hague, May 9, 2005 – The proposed 2004 dividend was approved by the shareholders at the Annual General Meeting held on April 21, 2005. Shareholders were given the option to receive the final dividend in cash or in common shares.

The final dividend in cash is EUR 0.21 per common share of EUR 0.12 par value and will be made payable as from May 17, 2005.

Shareholders who elected a final dividend in AEGON shares will receive one new AEGON common share per 45 common shares. The stock fraction has been based on the average stock price on Euronext Amsterdam over the period from May 3 through May 9, 2005 and represents a 4.2% higher value than the cash dividend.

Holders of New York shares will be contacted by AEGON’s US Transfer Agent, Citibank.

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China.

AEGON N.V.

Group Corporate Affairs &

Investor Relations

The Hague, the Netherlands

Analysts & investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com

Baltimore, the United States

Analysts & investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
E-mail	ir@aegonusa.com

Website: www.aegon.com